SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company

CNPJ/MF No. 02.558.115/0001 -21
NIRE 4130001760-3

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING
HELD ON MAY 30, 2005

DATE, TIME AND PLACE: May 30, 2005, at 2:30PM, at the head offices of TIM Participações S.A. (“Company”), in the city of Curitiba, State of Paraná, at Rua Comendador Araújo, No. 299.

ATTENDANCE: Shareholders representing more than 75% of the voting capital stock and more than 34% of the total capital stock, as evidenced by the signatures contained in the Shareholder Attendance Book. Also attended: (i) Mr. Paulo Roberto Cruz Cozza, Chief Financial Officer and Investor Relation Officer; (ii) and Mr. Josino de Almeida Fonseca, member of the Fiscal Council of the Company; (iii) Mr. Ricardo Maciel, representative of the independent auditors of the Company, Ernst & Young Auditores Independentes S.S.; (iv) Messrs. Joel M. Roberto and Wesley Montechiari Figueira, representatives of Banco ABN AMRO Real S.A. and Acal Consultoria e Auditoria S.S., respectively, in charge of the preparation of the Valuation Reports related to the share merger operations; and (v) Messrs. Marcio Prado and Celso Gonzalez, representatives of Arthur D. Little , in charge of the preparation of a Technical Study and Opinion related to the services agreement with Blah! Sociedade Anônima de Serviços e Comércio.

BOARD OF WORKS: Chairman – Mr. Mauro E. Guizeline; Secretary – Mr. Guido Vinci.

CALL: Call published in the Official Gazette of the State of Paraná, on April 28th and 29th and May 2nd, 2005, and the newspapers Gazeta do Povo and Gazeta Mercantil, on April, 27th, 28th and 29th, 2005.

AGENDA: (i) examine, discuss and approve the Merger Agreement of all shares of TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”) by the Company; (ii) approve and ratify the appointment of specialized companies to prepare valuation reports of the Company, TIM Sul and TIM Nordeste; (iii) approve the valuation reports of the Company, TIM Sul and TIM Nordeste prepared for merger purposes; (iv) give effect to the merger of all shares of TIM Sul and TIM Nordeste by the Company, in the terms of the respective Merger Agreement; (v) approve the capital increase of the Company by virtue of the aforementioned share merger operations in the terms of the respective Merger Agreement and the consequent amendment to Article 5 of the By-Laws of the Company; (vi) authorize the publication of a material fact announcement in the terms of the CVM (Brazilian Securities and Exchange Commission) Directive No. 358/02; (vii) amend articles 28, 29, 30 and 31 of the ByLaws of the Company in order to define a new structure for the Board of Officers, and (viii) approve the execution of a value-added services agreement by Blah! Sociedade Anônima de Serviços e Comércio (“Blah!”) with TIM Sul and TIM Nordeste. In the terms of sole paragraph, Article 13 of the By-Laws of the Company, the holders of preferred shares shall be entitled to vote on this item of the agenda.

READING OF DOCUMENTS, RECEIPT OF VOTES AND DRAW-UP OF MINUTES: (1) The reading of the documents concerning the issues to be discussed in the Shareholders Meeting was unanimously dismissed since the shareholders were fully aware of their content. (2) Vote statements, protests and dissidences eventually submitted shall be numbered, received and certified by the Board of Works, and filed at the head offices of the Company, in the terms of Article 130, Paragraph 1, Law No. 6.404/76. (3) The draw-up of these minutes in a summarized form and their publication omitting the signatures of all shareholders were authorized in the terms of Article 130, Paragraphs 1 and 2, Law No. 6.404/76, respectively.

RESOLUTIONS: (i) Examined, discussed and approved, unanimously and without any restrictions, in every aspect, the Merger Agreement of all shares of TIM Sul and TIM Nordeste by the Company, entered on April 26, 2005 among the managers of the Company, TIM Sul and TIM Nordeste (“Share Merger Agreement”), following the favorable opinions of the Board of Directors and the Fiscal Council, according to meetings held on April 26 and 25, respectively; (ii) Approved and ratified, unanimously and without any restrictions, the appointment of (a) Banco ABN AMRO Real S.A., a financial institution with head offices in the city of São Paulo, State of São Paulo, at Avenida Paulista, 1.374, enrolled with the National Registry of Corporate Taxpayers of the Ministry of Finance (CNPJ/MF) under No. 33.066.408/0001 -15, for the performance of the valuation described in Clause 2.1 of the Share Merger Agreement; (b) ACAL Consultoria e Auditoria S.S., a company with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida Rio Branco, 181, 18th floor, enrolled with the CNPJ/MF under No. 28.005.734/0001 -81, for the performance of the valuations described in Clauses 2.2 and 2.3 of the Share Merger Agreement; (iii) Approved, unanimously and without any restrictions, the (a) the Economic Valuation Reports of the Company, TIM Sul and TIM Nordeste, prepared by Banco ABN AMRO Real S.A. and described in Clause 2.1 of the Share Merger Agreement; (b) the Book Value Reports of the Company, TIM Sul and TIM Nordeste, prepared by ACAL Consultoria e Auditoria S.S. and described in Clause 2.2 of the Share Merger Agreement; and (c) the Adjusted to Market Book Value Reports of the Company, TIM Sul and TIM Nordeste, prepared by ACAL Consultoria e Auditoria S.S. and described in Clause 2.3 of the Share Merger Agreement, for compliance with the provisions of Article 264, Law No. 6.404/76. (iv) Given effect to the merger of all shares of TIM Sul and TIM Nordeste by the Company, in the terms of the respective Share Merger Agreement, with the consequent registration with the competent registers, converting TIM Sul and TIM Nordeste into wholly-owned subsidiaries of the Company; (iv.1) In the terms of Clause 3.2 of the Share Merger Agreement, the minority shareholders of TIM Sul and TIM Nordeste shall receive, respectively, in lieu of each common or preferred share to be merged, 28,8421 and 14,5160 common or preferred shares issued by the Company, as the case may be; (iv.2) This being a share merger operation, as set forth in Article 252, Law No. 6.404/76, the shares issued by TIM Sul and TIM Nordeste held by the Company shall be kept within its assets; (iv.3) In case the shareholders of TIM Sul and TIM Nordeste should still hold fractions of shares issued by the Company, the fractional shares shall be grouped by the Company and traded at Bovespa, at their market price, and the net amount assessed shall be made available as a proportion of the holdings of said shareholders within ninety (90) days counted from the publication of the minutes of this Shareholders Special Meeting; (iv.4) Registration in the minutes that the share merger operations hereby approved grant a right to withdraw: (a) to the dissenting shareholders holding common shares issued by the Company (Article 252, Paragraph 1, Law No. 6.404/76) and (b) to the dissenting shareholders of TIM Sul and TIM Nordeste, holders of common or preferred shares (Article 252, Paragraph 2, Law No. 6.404/76), being final that the shareholders acquiring shares from and including April 27, 2005 shall not be entitled to exercise the aforementioned right to withdraw. The amount of reimbursement to the dissenting shareholders of the Company is the book value of the shares issued by the Company, assessed in compliance with the financial statements audited on the base date March 31, 2005, equal to R$ 0.0030 per share. The holders of preferred shares issued by the Company shall not be entitled to such right to withdraw, since their shares comply with the liquidity and dispersion requirements contained in Subparagraph II, Article 137, Law No. 6.404/76; (iv.5) Registration in the minutes that the managers of the Company were authorized to take all actions necessary to transfer the shares from TIM Sul and TIM Nordeste to the Company, as well as to effect and formalize the share mergers herein discussed, specially those procedures concerning the filing and publication of the required corporate acts and approvals with the competent public registries; (v) By virtue of the merger of the shares of TIM Sul and TIM Nordeste by the Company, it was unanimously approved the capital increase of the Company, from one billion, fifty-seven million, five thousand, eight hundred and sixteen reais and twenty-nine cents (R$ 1,057,005,816.29) to one billion, four hundred and seventy-two million, seventy-four thousand, five hundred and twenty-four reais and ninety-seven cents (R$ 1,472,074,524.97), thus an increase of four hundred and fifteen million, sixty-eight thousand, seven hundred and eight reais and sixty-eight cents (R$ 415,068,708.68), by issuing one hundred and sixty billion, three hundred and eleven million, three hundred and fifty-seven thousand, fifty-six (160,311,357,056) shares, of which twenty-eight billion, seven hundred and twenty-four million, four hundred and three thousand, five hundred and thirty-five (28,724,403,535) are common shares, and one hundred and thirty-one billion, five hundred and eighty-six million, nine hundred and fifty-three thousand, five hundred and twenty-one (131,586,953,521) are preferred shares, with no par value, which shall be fully subscribed by the legal representatives of TIM Sul and TIM Nordeste, on behalf of minority shareholders of such companies, as a proportion of their respective holdings on such date. Such shares issued by the Company shall be entitled to all dividends assessed from January 1, 2005, that is, concerning the fiscal year 2005. As a result, Article 5 of the By-Laws is hereby amended, which shall read as follows: “Article 5. - The subscribed and fully paid in capital stock is of one billion, four hundred and seventy-two million, seventy-four thousand, five hundred and twenty-four reais and ninety-seven cents (R$ 1,472,074,524.97), represented by eight hundred and seventy-nine billion, five hundred and seventy-six million, seven hundred and ninety-five thousand, four hundred and twenty-six (879,576,795,426) shares, of which two hundred and ninety-nine billion, six hundred and ten million, seven hundred and eighty-four thousand, nine hundred and twenty-eight (299,610,784,928) are common shares, and five hundred and seventy-nine billion, nine hundred and sixty-six million, ten thousand, four hundred and ninety-eight (579,966,010,498) are preferred shares, all nominative and with no par value.”; (vi) Authorized the publication of a material fact announcement, in reference to the mergers hereby approved, in the terms of CVM Directive No. 358/02; (vii) Approved, by majority of votes, with dissenting votes from shareholders Vailly S.A., Tanlay S.A., Banque Safra Luxembourg S.A. and Safra National Bank of New York and dissenting vote regarding specifically articles 30 and 31 from shareholder Caixa de Previdência dos Funcionários do Banco do Brasil, the amendment to Articles 28, 29, 30 and 31 of the By-Laws of the Company for definition of the new structure of the Board of Officers, which shall become effective and read as follows: “Article. 28 – The Board of Officers shall be comprised by at least two (2) and at most eight (8) members, who may or not be shareholders, which shall be designated: I - Chief Executive Officer; II - Chief Financial Officer; III - Chief Commercial Officer; IV – Chief Supply Officer; V – Chief Human Resources Officer; VI – Chief Legal Offier; VII – Chief Regional South Officer and VIII – Chief Regional Northeast Officer. All Officers shall be elected and dismissed by the Board of Directors at any time, with a term in office of three (3) years, and may be reelected. The Chief Financial Officer shall further hold the office of Investor Relation Officer. First Paragraph – In case of any vacancies in the office of Officer, the Board of Directors shall be in charge of electing a new Officer or appoint a substitute, which shall be in office for the remaining term of his predecessor. Second Paragraph – In case of temporary absences or impediments by any Officer, his substitute shall be appointed by the Chief Executive Officer or, in his absence, by decision of the majority of the Management Board. Article 29 – The Officers shall represent the Company before third parties by performing all acts related to the purpose of the Company in respect to their respective field of competence. The Board of Officers shall manage the Company strictly in compliance with the provisions of these By-Laws and the laws in force, and its members are forbidden, both jointly and severally, to perform acts not consistent with the purposes of the Company. Article 30 – The Chief Executive Officer is the one in charge of the management and performance of corporate matters, with full powers to perform any and all acts and sign any and all documents on behalf of the Company, severally and in compliance with the limits set forth in these By-Laws and the laws in force. First Paragraph – The Board of Directors shall be in charge of setting forth the limits of authority of each of the other Officers, and shall fix the threshold amounts to which they shall be authorized to perform acts and sign documents on behalf of the Company. Second Paragraph – Without prejudice to the provisions of First Paragraph of this Article 30, any of the Officers of the Company may act severally in regard to issues in which the amount do not exceed one hundred thousand reais (R$ 100,000.00), as well as represent the Company before third parties, including public federal, state and local bodies. Article 31 – In compliance with the provisions of these By-Laws, in particular those concerning Article 30 above, the Company shall be represented by and shall be validly bound by acts or signatures: (i) of any Officer, acting severally, or (ii) of an attorney-in-fact, vested with specific powers, as shown in sole paragraph ahead. Sole Paragraph – Powers of Attorney granted by the Company shall always be signed by an Officer, acting severally and in compliance with the respective limits of authority of such Officer. Such powers of attorney shall specify the powers granted and, except those granted for court purposes, shall be valid for at most one (1) year. The subdelegation of “ad-negotia” powers of attorney is hereby forbidden.”. (viii) After all clarifications provided by the representative of the specialized company Arthur D. Little, in charge of the preparation of a Technical Study and Opinion on the agreement subject matter of this item of the agenda, the execution of a value-added supply services agreement by Blah! Sociedade Anônima de Serviços e Comércio with TIM Sul and TIM Nordeste was approved unanimously and without any restrictions. The Chairman of the Board of Works requested the registration in the minutes of the unanimous approval and with no restrictions of such issue by the holders of preferred shares issued by the Company, in the terms of Sole Paragraph, Article 13, of the By-Laws of the Company.

CLOSING: With no further issues to discuss, the Chairman suspended the meeting and proceeded to draw up these minutes. Upon resuming the meeting, the minutes were read and approved by all attending persons, and signed by the Chairman and the Secretary of the Board of Works, and by the attending shareholders.

Mauro E. Guizeline	Guido Vinci
Chairman of the Board of Works	Secretary of the Board of Works

TIM Brasil Serviços e Participações S.A.
POA Guido Vinci

Vailly S.A.
Tanlay S.A.
Banque Safra Luxembourg S.A.
Safra National Bank of New York
POA Belkis Leite Castilhos

Caixa de Previdência dos Funcionários do Banco do Brasil
POA Ana Flora Bouças Ribeiro dos Santos

Latinvest Holdings Delaware LLC
Utilitivest III Delaware LLC
Utilitivest II Delaware LLC
Brazvest Fund Delaware LLC
Globalvest Hedge Delaware LLC
Latinvest Partness Delaware LLC
Latinvest Fund Delaware LLC
Globalvest Octane Value Fund Delaware LLC
POA Ana Paula Carvalho Reis

[signature page of the Minutes of the Extraordinary Shareholders Meeting of TIM Participações S.A., held on May 30th, 2005]

Vanguard Emerging Markets Stock Index Fund
Ishares MSCI Brazil (Free) Index Fund
NCIT Capital International E M Share Trust
MLC Limites
Smallcap World Fund. Inc
The California Sate Teachers Retirement Sys
Capital Internat. Emerg Markets Fund
Emerging Markets Trust
Emerging Markets Growth Fund Inc
Capital G EM Mark Eq Fund for Tax Exempt TRU
Stichting Pensioenfonds ABP
State Street Emerging Markets
The Brazil MSCI em Mkts Index Common Trust FU
Philips Electronics N.A Corp Master Ret TRU
IBM Tax Deferred Savings Plan
Teachers R. System of the State of Illinois
POA Daniel Alves Ferreira

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: May 31, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer